SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------
                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         Enchira Biotechnology Corporation
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                  29251Q107
                                (CUSIP Number)

                              Larry N. Feinberg
                   C/O Oracle Investment Management, Inc.
                            200 Greenwich Avenue
                        Greenwich, Connecticut  06830
                               (203) 862-7900
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                              September 8, 2000
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 22 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 29251Q107                 13D                    Page 2 of 22 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Oracle Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                386,100
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                386,100
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                386,100
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 29251Q107                 13D                    Page 3 of  22
Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Oracle Institutional Partners,
L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                102,960
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                102,960
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                102,960
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 29251Q107                 13D                    Page 4 of  22
Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Oracle Investment Management,
Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [
]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                232,440
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                232,440
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                232,440
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                3.2%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 29251Q107                 13D                    Page 5 of  22
Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Larry N. Feinberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                                AF, PF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [
]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                160,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                721,500
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                160,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                721,500
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                881,500
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                12.2%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 29251Q107                 13D                    Page 6 of 22 Pages

Item 1.     Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.01 par value (the "Common Stock"), of Enchira Biotechnology Corporation (the "Company"). The Company's principal executive office is located at 4200 Research Forest Drive, The Woodlands, Texas 77381.


Item 2.     Identity and Background.

     (a)  This Schedule 13D is filed by:

          (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

          (ii) Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional"), with respect to shares of Common Stock directly owned by it;

          (iii) Oracle Investment Management, Inc., a Delaware corporation
                (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by
                (a) SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle"), with respect to shares of Common Stock directly owned by Sam Oracle, (b) Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore"), with respect to shares of Common Stock directly owned by Oracle Offshore, and (c) Oracle Management Inc. Employees Retirement Plan (the "Retirement Plan"), with respect to shares of Common Stock directly owned by the Retirement Plan; and

          (iv) Mr. Larry N. Feinberg ("Mr. Feinberg"), which serves as the general partner of Oracle Partners and Oracle Institutional (together, the "Partnerships"), is the sole shareholder and president of the Investment Manager, and is the trustee of The Feinberg Family Foundation (the "Foundation"), with respect to shares of Common Stock directly owned by him (for himself and as trustee of the Foundation) and by the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of each of the Partnerships and the Investment Manager is 200 Greenwich Avenue, Greenwich, Connecticut 06830. The business address of Mr. Feinberg is 200 Greenwich Avenue, Greenwich, Connecticut, 06830.




CUSIP No. 29251Q107                 13D                    Page 7 of 22 Pages

     (c) The principal business of each of the Partnerships is to invest in securities. The principal business of the Investment Manager is to serve as an investment manager to and exercise investment discretion over securities held by SAM Oracle, Oracle Offshore and the Retirement Plan. Mr. Feinberg is the general partner of the Partnerships, the sole shareholder and president of the Investment Manager and the trustee of the Foundation.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of the Partnerships and the Investment Manager is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.


Item 3.     Source and Amount of Funds and Other Consideration.

     The aggregate number of shares of Common Stock, to which this Schedule 13D relates, purchased and held and the net investment cost of such shares is as follows:

                            Aggregate #              Net Investment
        Name                 of Shares                     Cost
--------------------        -----------              --------------

Oracle Partners               386,100                  $1,910,452
Oracle Institutional          102,960                  $  509,453
Retirement Plan                72,142                  $  400,933
SAM Oracle                    102,960                  $  509,453
Oracle Offshore                57,338                  $  298,295
Investment Manager                  0                  $        0
Mr. Feinberg (as trustee
  of the Foundation)           30,000                  $  165,000
Mr. Feinberg (for self)       130,000                  $  209,999

     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the number of shares of Common Stock reported above includes, in the aggregate, 173,500 shares of Common Stock which may be acquired upon the exercise of five warrants of which the Reporting Persons are beneficial holders (collectively, the "Warrants"), which are immediately exercisable. For purposes of this Schedule 13D all five Warrants are deemed to have been exercised.

     Four of the Warrants were issued in connection with the acquisition of shares of Common Stock on September 8, 2000. One of the Warrants was issued to Mr. Feinberg in connection with the acquisition of shares of Common Stock on June 11, 1999. A separate purchase price was not paid with respect to any of the five Warrants and accordingly, the net investment cost reported above reflects solely the aggregate cost to acquire the shares of Common Stock actually held as of this filing.

CUSIP No. 29251Q107                 13D                    Page 8 of 22 Pages


     The following table sets forth a breakdown of ownership of the Warrants acquired and held, the number of shares of Common Stock which can be purchased upon the exercise of the Warrants, and the Warrants' respective exercise price and expiration date:

                        Number       Number       Exercise    Expiration
     Name              of Warrants   of Shares      Price         Date
---------------        -----------   -----------  ---------   -----------

Oracle Partners                1       89,100       $7.44       09/08/02
Oracle Institutional           1       23,760       $7.44       09/08/02
SAM Oracle                     1       23,760       $7.44       09/08/02
Oraclo Offshore                1       11,880       $7.44       09/08/02
Mr. Feinberg (for self)        1       25,000       $2.40       06/11/02
                         -------      -------
                               5      173,500

     The Investment Manager does not directly own any shares of Common Stock. The shares of Common Stock are held directly by (i) the Partnerships over which Mr. Feinberg exercises investment discretion, (ii) by SAM Oracle, Oracle Offshore and the Retirement Plan over each of which the Investment Manager, and ultimately Mr. Feinberg, exercises investment discretion, and (iii) by Mr. Feinberg (for himself and as trustee of the Foundation). The 881,500 shares of Common Stock (including 173,500 shares of Common Stock deemed to be currently held, assuming the full exercise of the five Warrants, held in the aggregate by the Partnerships, SAM Oracle, Oracle Offshore, the Retirement Plan and Mr. Feinberg (for himself and as trustee of the Foundation) were purchased in open market and private transactions at an aggregate cost of $4,003,585. The funds for the purchase of the shares of Common Stock held in the Partnerships came from capital contributions to the Partnerships by their general partner and limited partners. The funds for the purchase of the shares of Common Stock held by each of SAM Oracle and Oracle Offshore came from capital contributions by their respective shareholders. The funds for the purchase of the shares of Common Stock held by the Retirement Plan came from contributions into the Retirement Plan. The funds for the purchase of the shares of Common Stock held by Mr. Feinberg, as trustee of the Foundation, came from the funds of the Foundation. The funds for the purchase of the shares of Common Stock held by Mr. Feinberg for himself came from his personal funds. The Common Stock beneficially owned by the Reporting Persons are held in margin accounts at Morgan Stanley & Co., Inc. Since other securities are held in such margin accounts, it is not possible to determine the amount of margin used, if any, with respect to the Common Stock purchased and reported herein.

Item 4.     Purpose of the Transaction.

     The shares of Common Stock deemed to be beneficially owned by Mr. Feinberg and the Investment Manager were acquired by Mr. Feinberg (for himself and as trustee of the Foundation), the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan for, and are being held for, investment purposes. The shares of Common Stock were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company. The Investment Manager may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Mr. Feinberg (for himself or as trustee of the Foundation), the Partnerships, SAM Oracle, Oracle Offshore and the Retirement Plan may acquire additional shares of Common Stock or continue to hold or dispose of all or some of the shares reported herein from time to time, in each case in open market or private transactions, block sales

CUSIP No. 29251Q107                 13D                    Page 9 of 22 Pages

or purchases or otherwise. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

     (a) As of the close of business on September 8, 2000, the Reporting Persons were the beneficial owners, within the meaning of Rule 13d-3 under the Exchange Act, of five immediately exercisable Warrants, upon the exercise of which, the Reporting Persons would acquire, in the aggregate, 173,500 additional shares of Common Stock. The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person (including 173,500 shares of Common Stock deemed to be currently held, assuming the full exercise of the five Warrants) is enumerated below.

                               Number of Shares             Percentage of
        Name                   of Common Stock              Common Stock
--------------------           ----------------             -------------

Oracle Partners                    386,100                       5.4%
Oracle Institutional               102,960                       1.4%
Investment Manager                 232,440                       3.2%
Mr. Feinberg                       881,500                      12.2%

     The approximate percentage of shares of Common Stock beneficially owned by each Reporting Person is based upon 7,211,412 shares of Common Stock deemed outstanding, which reflects the (i) 7,037,912 shares of Common Stock issued and outstanding as of August 1, 2000, as reflected in the Company's most recent Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2000, and (ii) 173,500 shares of Common Stock deemed to be issued and currently outstanding, assuming the full exercise of the Warrants.

     (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this
Schedule 13D.

     The Investment Manager does not directly own any of the Common Stock. The Investment Manager, however, may be deemed to beneficially own 232,440 shares of Common Stock (including 35,460 shares of Common Stock deemed to be currently held, in the aggregate, by SAM Oracle and Oracle Offshore, assuming the exercise of one Warrant held by each of these entities) by virtue of its investment advisory relationship with SAM Oracle, Oracle Offshore and the Retirement Plan, pursuant to which the Investment Manager provides discretionary investment advisory services to these entities.

     Mr. Feinberg directly owns, 130,000 shares of Common Stock for himself (including 25,000 shares of Common Stock deemed to be currently held by Mr. Feinberg, assuming the exercise of one Warrant) and 30,000 shares of Common Stock, as trustee of the Foundation. Mr. Feinberg, however, may be deemed to beneficially own 881,500 shares of Common Stock (including 173,500 shares of Common Stock deemed to be currently held, in the aggregate, assuming the full exercise of the five Warrants) by virtue of serving as the general partner of the Partnerships

CUSIP No. 29251Q107                 13D                   Page 10 of 22 Pages


and the trustee of the Foundation, and being the president and sole shareholder of the Investment Manager.

     (c) The following is a list of transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including September 8, 2000 by the Reporting Persons named herein, Sam Oracle, Oracle Offshore and the Retirement Plan. The transaction list below includes the acquisition of four of the Warrants acquired during the period reported herein.

                                             No. of Shares
          Name                 Date         Purchased/(Sold)       Price/Share
-------------------------    --------       ----------------       -----------

Oracle Partners              09/08/00           297,000             6.4325(fn1)
                             09/08/00            89,100               --- (fn2)

Oracle Institutional         09/08/00            79,200             6.4325(fn1)
                             09/08/00            23,760               --- (fn2)

SAM Oracle                   09/08/00            79,200             6.4325(fn1)
                             09/08/00            23,760               --- (fn2)

Oracle Offshore              09/08/00            39,600             6.4325(fn1)
                             09/08/00            11,880               --- (fn2)

Retirement Plan             07/13/00            70,000
5.5000(fn3)

Investment Manager            none                none               ---

Mr. Feinberg (as trustee
of the Foundation)          07/13/00            30,000
5.5000(fn3)

Mr. Feinberg (for self)       none                none                ---
---------------------
(fn1) The Common Stock purchases to which this footnote relates were acquired in a private transaction.

(fn2) The Warrant acquisitions to which this footnote relates were issued in connection with the acquisition of shares of Common Stock (referenced in footnote 1 above) in a private transaction. Accordingly, a separate purchase price was not paid to acquire the Warrants.

(fn3) The Common Stock purchases to which this footnote relates were made through brokerage transactions in the open market in the ordinary course of business.

     (d) SAM Oracle, Oracle Offshore and the Retirement Plan, each clients of the Investment Manager, have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Schedule 13D.

     (e)  Not applicable.





CUSIP No. 29251Q107                 13D                   Page 11 of 22 Pages


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     The Company has entered into separate Common Stock Purchase Warrant Agreements with each of Oracle Partners, Oracle Institutional, SAM Oracle, Oracle Offshore and Mr. Feinberg, with the respective terms described in Item 3 above. In addition, the Reporting Persons have entered into a Joint Acquisition Statement, as required by Rule 13d-1(k) under the Exchange Act.

     Other than the Common Stock Purchase Warrant Agreements and the Joint Acquisition Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith the following Exhibits:

     Exhibit 1 - A form of Common Stock Purchase Warrant Agreement entered into between the Company and each of Oracle Partners, Oracle Institutional, SAM Oracle, Oracle Offshore and Mr. Feinberg.

     Exhibit 2 - A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Exchange Act.





CUSIP No. 29251Q107                 13D                    Page 12 of 22
Pages


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  October 16, 2000

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     general partner of
                                     Oracle Partners, L.P.,
                                     general partner of
                                     Oracle Institutional Partners, L.P.,
                                     president of
                                     Oracle Investment Management, Inc., and
                                     trustee of
                                     The Feinberg Family Foundation





















CUSIP No. 29251Q107                 13D                    Page 13 of 22
Pages

                                 EXHIBIT 1

     Neither this Warrant nor the securities issuable upon exercise hereof have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state. Such securities may not be sold or otherwise disposed of unless pursuant to a registered offering or by transfer exempt from registration under the Securities Act and applicable state securities laws.

                          Enchira Biotechnology Corporation

Common Stock Purchase Warrant
No. W-00-                                                             Shares

     This certifies that, for value received, or registered assigns (the "holder"), upon due exercise of this Warrant, is entitled to purchase from Enchira Biotechnology Corporation, a Delaware corporation (the "Company"), at
any time on or after            , 2000 (the "Initial Exercise Date"), and
                     ------------
before the close of business on           , 2002, or if not a trading date on
                                ----------
the New York Stock Exchange, the next following trading date (the "Expiration
Date"), all or any part of              fully paid and nonassessable Shares
                           ------------
(the "Warrant Shares") of the Common Stock, par value $0.01 per share, of the
Company ("Common Stock"), at a purchase price of $       per share (the
                                                  ------
"Purchase Price"), both the Purchase Price and the number of Warrant Shares issuable upon exercise of this Warrant being subject to possible adjustment as provided below.

     This Warrant is hereinafter called the "Warrant." The holder hereof and all subsequent holders of this Warrant shall be entitled to all rights and benefits provided to the holder or holders hereof pursuant to the terms of this Warrant.

     Section 1. Exercise of Warrant. (a) The holder of this Warrant may, at any time on or after the Initial Exercise Date and on or before the Expiration Date, exercise this Warrant in whole at any time or in part (but not less than 1,000 Warrant Shares) from time to time for the purchase of the Warrant Shares or other securities which such holder is then entitled to purchase hereunder ("Warrant Securities") at the Purchase Price (as hereinafter defined). In order to exercise this Warrant in whole or in part, the holder hereof shall deliver to the Company (i) a written notice of such holder's election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased, (ii) payment of the aggregate purchase price of the Warrant Shares being purchased by certified or bank cashier's check, unless pursuant to a Cashless Exercise as described in subsection (b) below, and (iii) this Warrant, provided that, if such Warrant Shares or other Warrant Securities have not then been registered under the Securities Act or applicable state securities laws, the Company may require that such holder furnish to the Company a written statement that such holder is purchasing such Warrant Shares or other Warrant Securities for such holder's own account for investment and not with a view to the distribution thereof, that none of such shares will be offered or sold in violation of the provisions of the Securities Act and applicable state securities laws and as to such other matters relating to the



CUSIP No. 29251Q107                 13D                    Page 14 of 22
Pages


holder as the Company may reasonably request to permit the issuance of such Warrant Shares or other Warrant Securities without registration under the Securities Act and applicable state securities laws. Upon receipt thereof, the Company shall, as promptly as practicable, execute or cause to be executed and deliver to such holder a certificate or certificates representing the aggregate number of Warrant Shares (or if applicable, other Warrant Securities) specified in said notice. The stock certificate or certificates so delivered shall be in the denomination of 100 shares each or such other denominations as may be specified in said notice and shall be registered in the name of such holder or such other name as shall be designated in said notice.

     No fractional Warrant Shares are to be issued upon the exercise of this Warrant, but the Company shall pay a cash adjustment in respect of any fraction of a share which would otherwise be issuable in an amount equal to the same fraction of the fair market value per share of the Warrant Shares on the day of exercise, as reasonably determined by the Company. If this Warrant shall have been exercised only in part, the Company shall, at the time of delivery of said certificate or certificates, deliver to such holder a new Warrant evidencing the rights of such holder to purchase the remaining Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or, at the request of such holder, appropriate notation may be made on this Warrant and same returned to such holder. The Company shall pay all expenses, taxes and other charges payable in connection with the preparation, execution and delivery of share certificates under this Section, except that, if such share certificates are requested to be registered in a name or names other than the name of the holder of this Warrant, funds sufficient to pay all stock transfer taxes which shall be payable upon the execution and delivery of such share certificates shall be paid by the holder hereof at the time of delivering the notice of exercise mentioned above.

     The Company represents, warrants and agrees that all Warrant Shares issuable upon any exercise of this Warrant in accordance herewith shall be validly authorized and issued, fully paid and nonassessable.

     This Warrant shall not entitle the holder hereof to any of the rights of a stockholder of the Company prior to exercise in the manner herein provided.

     (b) Notwithstanding anything in subsection (a) to the contrary, the holder of this Warrant may elect to exercise this Warrant in part (but not for less than 1,000 Warrant Shares) or in whole, at any time on or after the Initial Exercise Date and on or before the Expiration Date, by the surrender of this Warrant (with the cashless exercise form at the end hereof duly executed) (a "Cashless Exercise") at the address set forth in subsection 6(a) hereof. Such presentation and surrender shall be deemed a waiver of the holder's obligation to pay the Purchase Price, or the proportionate part thereof if this Warrant is exercised in part. In the event of a Cashless Exercise, the Holder shall exchange its Warrant for that number of Warrant Shares or Warrant Securities, as the case may be, subject to such Cashless Exercise multiplied by a fraction, the numerator of which shall be the difference between the then Current Market Price Per Share of the Common Stock and the Per Share Purchase Price, and the denominator of which shall be the then Current Market Price Per Share of the Common Stock. For purposes of any computation under this subsection, the then Current Market Price shall be based on the trading day prior to the Cashless Exercise. "Current Market Price") shall be deemed to be the last sale price of the Common Stock on the

CUSIP No. 29251Q107                 13D                    Page 15 of 22
Pages


trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined in good faith by the Board of Directors.

     Section 2. Transfer, Division and Combination. The Company shall keep at its principal executive office a register for the registration of, and registration of transfers of, the Warrants. The name and address of each holder of one or more Warrants, each transfer thereof and the name and address of each transferee of one or more Warrants shall be registered in such register. Prior to due presentment for registration of transfer, the person in whose name any Warrants shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Warrant promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Warrants.

     Subject to the provisions of Section 3, upon surrender of any Warrant at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Warrant or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Warrant or part thereof), the Company shall execute and deliver, at the Company's expense, one or more new Warrants (as requested by the holder thereof) in exchange therefor, exercisable for an aggregate number of Warrant Shares equal to the number of shares for which the surrendered Warrant is exercisable and issued to such person or persons as such holder may request, which Warrant or Warrants shall in all other respects be identical with this Warrant.

     Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Warrant, and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Warrant is, or is a nominee for, an original holder, such person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or (b) in the case of mutilation, upon surrender and cancellation thereof, the Company at its own expense shall execute and deliver, in lieu thereof, a new Warrant identical in all respects to such lost, stolen, destroyed or mutilated Warrant.

     Section 3.  Compliance with Securities Act; Restrictions on Transfer and
Sale.  (a)   Each certificate for Warrant Shares (or other Warrant
Securities) initially issued upon the exercise of this Warrant and each certificate for Warrant Shares (or other Warrant Securities) issued to subsequent transferees of any such certificate shall (unless otherwise permitted by this Section 3) be stamped or otherwise imprinted with legend in substantially the following form:


CUSIP No. 29251Q107                 13D                    Page 16 of 22
Pages

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE. SUCH SECURITIES MAY NOT BE SOLD OR OTHERWISE DISPOSED OF UNLESS PURSUANT TO A REGISTERED OFFERING OR BY TRANSFER EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND
APPLICABLE
     STATE SECURITIES LAWS."

     (b) The holder understands that Warrant Shares (or other Warrant Securities) which may be acquired by it upon exercise of this Warrant shall be entitled to certain registration rights provided for in the Subscription Agreement relating to the purchase and issuance of the Shares and this Warrant between the Company and the holder. The holder further acknowledges and agrees that no more than one-third of the Warrant Shares (or other Warrant Securities) which may be acquired upon exercise hereof may be sold by the holder or any transferee in any twelve month period.

     Section 4. Adjustment of Purchase Price.

     (a) The Purchase Price and the number of Warrant Shares and the number or amount of any other securities and property as hereinafter provided for which this Warrant may be exercisable shall be subject to adjustment from time to time effective upon each occurrence of any of the following events.

               (i) If the Company shall declare or pay any dividend with respect to its Common Stock payable in shares of Common Stock, subdivide the outstanding Common Stock into a greater number of shares of Common Stock, or reduce the number of shares of Common Stock outstanding (by stock split, reverse stock split, reclassification or otherwise than by repurchase of its Common Stock) (any of such events being hereinafter called a "Stock Split"), the Purchase Price and number of Warrant Shares issuable upon exercise of this Warrant shall be appropriately adjusted so as to entitle the holder hereof to receive upon exercise of this Warrant, for the same aggregate consideration provided herein, the same number of shares of Common Stock (plus cash in lieu of fractional shares) as the holder would have received as a result of such Stock Split had such holder exercised this Warrant in full immediately prior to such Stock Split.

               (ii) If the Company shall merge or consolidate with or into one or more corporations or partnerships and the Company is the sole surviving corporation, or the Company shall adopt a plan of recapitalization or reorganization in which the Common Stock is exchanged for or changed into another class of stock or other security or property of the Company, the holder of this Warrant shall, for the same aggregate consideration provided herein, be entitled upon exercise of this Warrant to receive in lieu of the number of shares of Common Stock as to which this Warrant would otherwise be exercisable, the number of shares of Common Stock or other securities (plus cash in lieu of fractional shares) or property to which such holder would have been entitled pursuant to the terms of the agreement or plan of merger, consolidation, recapitalization or reorganization had such holder exercised this Warrant in full immediately prior to such merger, consolidation, recapitalization or reorganization.

               (iii) If the Company is merged or consolidated with or into one or more corporations or partnerships under circumstances in which the Company is not the sole surviving corporation, or if the Company sells or otherwise disposes of substantially all its assets, and in connection with any such merger, consolidation or sale the holders of Common Stock receive stock

CUSIP No. 29251Q107                 13D                    Page 17 of 22
Pages

or other securities convertible into equity of the surviving or acquiring corporations or entities, or other securities or property after the effective date of such merger, consolidation or sale, as the case may be, the holder of this Warrant shall, for the same aggregate consideration provided herein, be entitled upon exercise of this Warrant to receive, in lieu of the shares of Common Stock as to which this Warrant would otherwise be exercisable, shares of such stock or other securities (plus cash in lieu of fractional shares) or property as the holder of this Warrant would have received pursuant to the terms of the merger, consolidation or sale had such holder exercised this Warrant in full immediately prior to such merger, consolidation or sale. In the event of any consolidation, merger or sale as described in this Section 4(d), provision shall be made in connection therewith for the surviving or acquiring corporations or partnerships to assume all obligations and duties of the Company hereunder or to issue substitute warrants in lieu of this Warrant with all such changes and adjustments in the number or kind of shares of stock or securities or property thereafter subject to this Warrant or in the Purchase Price as shall be required in connection with this Section 4(d).

               (iv) If the Company (other than in connection with a sale described in Section 4(d)) proposes to liquidate and dissolve, the Company shall give notice thereof as provided in Section 5(b) hereof and shall permit the holder of this Warrant to exercise any unexercised portion hereof at any time within the 10 day period following delivery of such notice, if such holder should elect to do so, and participate as a stockholder of the Company in connection with such dissolution.

     (b) Whenever any adjustment is made as provided in any provision of this Section 4:

               (i) the Company shall compute the adjustments in accordance with this Section 4 and shall prepare a certificate signed by an officer of the Company setting forth the adjusted number of shares or other securities or property and Purchase Price, as applicable, and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the Company or its designee; and

               (ii) a notice setting forth the adjusted number of shares or other securities or property and the Purchase Price, as applicable, shall forthwith be required, and as soon as practicable after it is prepared, such notice shall be delivered by the Company to the holder of record of each Warrant.

     (c) If at any time, as a result of any adjustment made pursuant to this Section 4, the holder of this Warrant shall become entitled, upon exercise hereof, to receive any shares other than shares of Common Stock or to receive any other securities, the number of such other shares or securities so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this Section 4 with respect to the Common Stock.

     Section 5.  Special Agreements of the Company.

     (a) The Company covenants and agrees that it will reserve and set apart and have at all times a number of shares of authorized but unissued for therein sufficient to enable it at any time to fulfill all its obligations Common Stock (and, if applicable, other Warrant Securities) then deliverable upon the exercise of the Warrants or any other rights or privileges provided for therein sufficient to enable it at any time to fulfill all its obligations

CUSIP No. 29251Q107                 13D                    Page 18 of 22
Pages

thereunder; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of this Warrant at the Purchase Price then in effect, the Company will take such corporate action as may, in the reasonable opinion of its counsel, be necessary to increase its authorized shares but unissued shares of Common Stock (and, if applicable, other Warrant Securities) to such number of shares as shall be sufficient for such purposes.

     (b)     In case the Company proposes

             (i) to pay any dividend upon the Common Stock or make any distribution or offer any subscription or other rights to the holders of Common Stock, or

             (ii)     to effect any capital reorganization or
reclassification of capital stock of the Company, or

             (iii) to effect the consolidation, merger, sale of all or substantially all of the assets, liquidation, dissolution or winding up of the Company, then the Company shall cause notice of any such intended action to be given to each holder of the Warrants not less than 15 nor more than 60 days prior to the date on which the transfer books of the Company shall close or a record be taken for such dividend or distribution, or the date when such capital reorganization, reclassification, consolidation, merger, sale, liquidation, dissolution or winding up shall be effected, or the date of such other event, as the case may be.

     Section 6. Notices. Any notice or other document required or permitted to be given or delivered to holders of Warrants and holders of Common Stock (or other Warrant Securities) shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid).

     (i) if to the Company, at Enchira Biotechnology Corporation, 4200 Research Forest Drive, The Woodlands, Texas 77381, Telecopy No.: (281) 364-6112, or such other address as it shall have specified to the holders of Warrants in writing; or

     (ii) if to a holder, at its address set forth below, or such other address as it shall have specified to the Company in writing.

Notices given under this Section 6 shall be deemed given only when actually received.

     Section 7. Amendment. This Warrant may not be amended, modified or otherwise altered in any respect except by the written consent of the registered holder of this Warrant and the Company.

     Section 8. Successors and Assigns. This Warrant shall be binding upon and inure to the benefit of the Company and the holder of this Warrant and their respective successors and permitted assigns.

     Section 9. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to the conflicts of law principles thereof.


CUSIP No. 29251Q107                 13D                    Page 19 of 22
Pages


          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed in its name by its duly authorized officers and accepted by the holder
of this Warrant this      day of          , 2000.
             ----        ---------

Attest:                                   Enchira Biotechnology Corporation



By:                                       By:
    -------------------------------           ---------------------------
    Name:   Paul G. Brown, III                Name:   Peter P. Policastro
    Title:  Secretary                         Title:  President and Chief
                                                      Executive Officer




Address for Notices:

-------------------------------
-------------------------------
-------------------------------













CUSIP No. 29251Q107                 13D                    Page 20 of 22
Pages


                                    SUBSCRIPTION

          The undersigned,                    , pursuant to the provisions of
                           -------------------
the foregoing Warrant, hereby agrees to subscribe for and purchase shares of the Common Stock, par value $.01 per share, of
                                                         --------------------
Enchira Biotechnology Corporation covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant.

Dated:                                    Signature:
      ----------------                              --------------------

Signature Guarantee:                      Address:
                                                    ----------------------

                                          Social Security No.
------------------------                                      -------------


CASHLESS EXERCISE

          The undersigned                    , pursuant to the provisions of
                          -------------------
the foregoing Warrant, hereby elects to exchange its Warrant for shares of Common Stock, par value $.01 per share, of -------------------
Enchira Biotechnology Corporation pursuant to the Cashless Exercise provisions of the Warrant.

Dated:                                      Signature:
      ------------------                              --------------------

Signature Guarantee:                        Address:
                                                    ----------------------

                                            Social Security No.:
------------------------                                         ------------
-





CUSIP No. 29251Q107                 13D                    Page 21 of 22
Pages


                                     ASSIGNMENT

          FOR VALUE RECEIVED                 hereby sells, assigns and
                             ---------------
transfers unto                      (SS#                 ) the foregoing
               --------------------     -----------------
Warrant and all rights evidenced thereby, and does irrevocably constitute and
appoint                      , attorney, to transfer said Warrant on the
books
        ---------------------
of Enchira Biotechnology Corporation.


Dated:                                      Signature:
      ------------------                              --------------------


Signature Guarantee:                         Address:
                                                     ----------------------


------------------------


                                  PARTIAL ASSIGNMENT

          FOR VALUE RECEIVED                 hereby assigns and transfers
unto
                             ---------------
                     (SS#                ) the right to purchase
--------------------     ----------------                        -------
shares of the Common Stock, par value $.01 per share, of Enchira
Biotechnology Corporation covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does
irrevocably constitute and appoint                     , attorney, to
transfer that part of said Warrant
        --------------------
on the books of Enchira Biotechnology Corporation.

Dated:                                   Signature:
      ---------------                              --------------------


Signature Guarantee:                     Address:
                                                 ----------------------


---------------------





CUSIP No. 29251Q107                 13D                    Page 22 of 22
Pages


                                 EXHIBIT 2

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED: October 16, 2000

                                     /s/ Larry N. Feinberg
                                     --------------------------------------
                                     Larry N. Feinberg, individually and as
                                     general partner of
                                     Oracle Partners, L.P.,
                                     general partner of
                                     Oracle Institutional Partners, L.P.,
                                     president of
                                     Oracle Investment Management, Inc., and
                                     trustee of
                                     The Feinberg Family Foundation




















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